December 7, 2015

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
Washington, D.C. 20549

Re: American Equity Investment Life Holding Company
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 27, 2015
Form 10-Q for the Quarterly Period Ended September 30, 2015
Filed November 9, 2015
File No. 001-31911

Dear Mr. Rosenberg:
We are responding to your comments in your letter dated November 13, 2015 with respect to our Form 10-K for the fiscal year ended December 31, 2014 and our Form 10-Q for the quarterly period ended September 30, 2015. We have copied each of the comments immediately preceding our response thereto.
Form 10-K for the Fiscal Year Ended December 31, 2014
Notes to Consolidated Financial Statements
Note 2: Fair Values of Financial Instruments
Fixed index annuities - embedded derivatives, page F-17

1.	Please provide us information that quantifies the significant unobservable inputs used in measuring this Level 3 liability as required by ASC 820-10-50-2(bbb)(2).
Response: Our Level 3 liability represents a series of embedded derivatives relating to expected future annual index credits over the expected life of the applicable contracts. We describe our method for determining the fair value of the embedded derivative component of our fixed index annuities in Note 2:
We estimate the fair value of the embedded derivative component of our fixed index annuity policy benefit reserves at each valuation date by (i) projecting policy contract values and minimum guaranteed contract values over the expected lives of the contracts and (ii) discounting the excess of the projected contract value amounts at the applicable risk free interest rates adjusted for our nonperformance risk related to those liabilities. The projections of policy contract values are based on our best estimate assumptions for future policy growth and future policy decrements. Our best estimate assumptions for future policy growth include assumptions for the expected index credit on the next policy anniversary date which are derived from the fair values of the underlying call options purchased to fund such index credits and the expected costs of annual call options we will purchase in the future to fund index credits beyond the next policy anniversary. The projections of minimum guaranteed contract values include the same best estimate assumptions for policy decrements as were used to project policy contract values.
In future filings, we will add information regarding our significant unobservable inputs used in measuring our Level 3 liability immediately following the preceding existing disclosure.

Revised Disclosure:
Within this determination we have the following significant unobservable inputs: 1) the expected cost of annual call options we will purchase in the future to fund index credits beyond the next policy anniversary and 2) our best estimates for future policy decrements, primarily lapse, partial withdrawal and mortality rates.
As of December 31, 2015 and 2014, we utilized an estimate of __% and 3.10%, respectively, for the expected cost of annual call options. These estimates of the expected cost of annual call options are based on estimated account value growth and a historical review of our actual option costs.
Our best estimate assumptions for lapse, partial withdrawal and mortality rates are based on our actual experience and our outlook as to future expectations for such assumptions. These assumptions, which are consistent with the assumptions used in calculating deferred policy acquisition costs and deferred sales inducements, are reviewed on a quarterly basis and are revised as our experience develops and/or as future expectations change. Our mortality rate assumptions are based on 65% of the 1983 Basic Annuity Mortality Tables. The following table presents the range of lapse and partial withdrawal rate assumptions, by contract duration, used in estimating the fair value of the embedded derivative component of our fixed index annuity policy benefit reserves at each reporting period:

	Lapse Rate		Partial Withdrawal Rate
Contract Duration	Min	Max	Min	Max
Year ended December 31, 2015
1-5	—%	—%	—%	—%
6-10	—%	—%	—%	—%
11-15	—%	—%	—%	—%
16-20	—%	—%	—%	—%
20+	—%	—%	—%	—%

Year ended December 31, 2014
1-5	0.13%	3.40%	0.75%	4.00%
6-10	3.70%	26.60%	2.00%	4.00%
11-15	7.00%	23.80%	2.00%	4.00%
16-20	10.50%	23.80%	2.00%	4.00%
20+	10.50%	14.00%	2.00%	4.00%
Lapse rates are generally expected to increase as surrender charge levels decrease. Lapse expectations reflect a significant increase in the year in which the surrender charge period on a contract ends.

2.
You disclose that the change in fair value, net of fixed index annuities embedded derivatives in the second table on page F-17 is included in the change in fair value of embedded derivatives in the consolidated statements of operations. Please reconcile for us the $532.3 million decrease in fair value, net included in this table for 2014 to the $47.5 million charge included in the table on page F-32 that reconciles directly to the change in fair value of embedded derivatives line item in your consolidated statement of operations. In addition, explain how these changes in fair value correlate to the $62.6 million decrease in fair value resulting from revised assumptions for your fixed index annuities embedded derivatives as discussed on page F-33.

Response: We explain the amount reported in the consolidated statement of operations as "Changes in fair value of embedded derivatives" of our Form 10-K within the Critical Accounting Policies of our Form 10-K for the year ended December 31, 2014 on page 44:
The amounts reported in the consolidated statements of operations as "Interest sensitive and index product benefits" represent amounts credited to policy liabilities pursuant to accounting by insurance companies for certain long-duration contracts which include index credits through the most recent policy anniversary. The amounts reported in the consolidated statements of operations as "Changes in fair value of embedded derivatives" equal the change in the difference between policy benefit reserves for fixed index annuities computed under the derivative accounting standard and the long-duration contracts accounting standard at each balance sheet date.
The amount reported as Fixed index annuities-embedded derivatives as the Level 3 liability is the fair value of the series of embedded derivatives that represents cumulative historical and expected future annual index credits over the expected life of the applicable contracts. The amount reported as the Level 3 liability does not include the entire amount described in Critical Accounting Policies. The following is a reconciliation of what is described in Critical Accounting Policies as the change in the difference between policy benefit reserves for fixed index annuities computed under the derivative accounting standard and the long-duration contracts accounting standard (policyholder account value) to the amounts that are recognized in the consolidated statements of income as "Changes in fair value of embedded derivatives" at December 31, 2014 and 2013:

	December 31, 2014	December 31, 2013	Difference
	(Dollars in thousands)
Policy benefit reserves for fixed index annuities:
Reported and computed under derivative accounting standard	$25,200,593	$20,827,807
Computed under long-duration contracts accounting standard (policyholder account value)	24,372,757	20,047,519
	827,836	780,288	47,548
Amount of difference attributable to:
Change in fair value of embedded derivatives			(532,337)
Other changes in difference between policy benefit reserves computed using derivative accounting vs. long-duration contracts accounting			579,885
			$47,548

	December 31, 2013	December 31, 2012	Difference
	(Dollars in thousands)
Policy benefit reserves for fixed index annuities:
Reported and computed under derivative accounting standard	$20,827,807	$17,094,767
Computed under long-duration contracts accounting standard (policyholder account value)	20,047,519	16,306,473
	780,288	788,294	(8,006)
Amount of difference attributable to:
Change in fair value of the embedded derivatives			(416,502)
Other changes in difference between policy benefit reserves computed using derivative accounting vs. long-duration contracts accounting			408,496
			$(8,006)
The $62.6 million decrease in fair value resulting from revised assumptions for our fixed index annuities embedded derivatives as discussed on page F-33 is included in the change in fair value of embedded derivatives of ($532,337) noted above.

We will amend in future filings our disclosure in Note 1 and Note 5 as follows:
Revised disclosure:
1. Significant Accounting Policies
Recognition of Premium Revenues and Costs
Revenues for annuity products include surrender and living income benefit rider charges assessed against policyholder account balances during the period. Interest sensitive and index product benefits related to annuity products include interest credited or index credits to policyholder account balances pursuant to accounting by insurance companies for certain long-duration contracts. The change in fair value of the embedded derivatives for fixed index annuities equals the change in the difference between policy benefit reserves for fixed index annuities computed under the derivative accounting standard and the long-duration contracts accounting standard at each balance sheet date.
5. Derivative Instruments

	Years Ended December 31,
	2015	2014	2013
	(Dollars in thousands)
Change in fair value of embedded derivatives:
Fixed index annuities-embedded derivatives (see Note 2)	$—	$(532,337)	$(416,502)
Other changes in the difference between policy benefit reserves computed using derivative accounting vs. long-duration contracts accounting	—	579,885	408,496
2015 notes embedded conversion derivative	—	(19,036)	141,974
2029 notes embedded conversion derivative	—	3,809	—
	$—	$32,321	$133,968
The amounts presented as "Other changes in difference between policy benefit reserves computed using fair value accounting vs. long-duration contracts accounting" represents the total change in the difference between policy benefit reserves for fixed index annuities computed under the derivative accounting standard and the long-duration contracts accounting standard at each balance sheet date, less the change in fair value of our fixed index annuities embedded derivatives that is presented as Level 3 liabilities in Note 2.
This presentation allows the reader to identify the change in fair value of the series of embedded derivatives relating to our expected future annual index credits on our fixed index annuities that are included in the fixed index annuities-embedded derivatives liability presented as Level 3 in Note 2. Financial Instruments.
Form 10-Q for the Quarterly Period Ended September 30, 2015
Management's Discussion and Analysis for Financial Condition and Results of Operations
Results of Operations for the Three and Nine Months Ended September 30, 2015 and 2014
Net income, page 33

3.
Please refer to the second and third paragraphs on page 34 and tell us more about the underlying reasons for your unlocking of the assumptions used to amortize deferred policy acquisition costs and deferred sales inducements and for the revision of assumptions used to determine reserves held for living income benefit riders. In this regard, tell us whether the explanations you provide in the scripted portion of your third quarter earning conference call provide meaningful explanations of underlying reasons for the changes in assumptions and your consideration for disclosing these explanations in your filing.

Response: We reviewed what was said in the scripted portion of our earnings call regarding the reasons for our unlocking of the assumptions used. We believe what you are referring to is the following comments:
Similar to last year, the impact of unlocking for DAC and deferred sales inducements was favorable. That is an increase in the assets and a reduction in amortization expense. The most significant items were, one, a true-up of account balances, which had been favorable to us in each of the last three years, due to strong equity market performance, which has produced index credits and policy growth in excess of our model assumptions. Two, a favorable adjustment to lapse assumptions to reflect better persistency experienced than assumed. And three, reductions in future gross profits included in our models attributable to revisions to the assumptions for the lifetime income benefit rider liability, which largely offsets the impact from the true-up and lapse assumption changes. There were other assumptions revisions in the third quarter, but their impact was relatively modest compared to the impact of the true-up of account balances and the lifetime income benefit rider assumption revisions.

The favorable impact from DAC and deferred sales inducement unlocking was offset by an unfavorable impact from revisions to the assumptions for the lifetime income benefit rider liability. The most significant assumption change generating the unfavorable impact was to increase the primary election age from 67 to 70. The payout factors in the rider are based on the age at the time the lifetime income is elected. In early versions of the rider, the age gap between payout rates was 10 years. So policyholders might have an incentives to defer lifetime income election until age 70, when the payout factor stepped up.

Subsequent versions of the rider reduced the age gap between payout rates to five years and the rider we currently sell has a different payout factor for every age. With these structures, we are not expecting a repeat of this type of assumption adjustment and any further developments and experience for their primary election age should have a smaller impact from what was experienced in the third quarter.

We have a process to review statements made on our earnings call and assess whether we should include them in our Form10-Q or Form 10-K as commentary. The information referenced above provides additional detail of underlying reasons for changes in assumptions; however, we do not believe that the additional detail provided in our scripted comments is information that would affect the investment decision of a reasonable investor and reader of our Form 10-Q. We believe our historical disclosures, which have identified the key assumptions that were unlocked and the net income impact of such adjustments, are sufficient to provide the reader of our Form 10-Q with the information that is useful to such reader related to assumption changes and their impact on the financial statements.
We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing,

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning the matters discussed in this letter, please call the undersigned at (515) 457-1980.
Sincerely,

/s/ Ted M. Johnson

Ted M. Johnson
Chief Financial Officer and Treasurer